Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Al Bellenchia
The Torrenzano Group
+1 212 681 1700 ext. 156
abellenchia@torrenzano.com
WNS Fiscal 2007 Net Income Increases 45.0%;
Net Income (Excluding Share-Based Compensation Expense and
Amortization of Intangible Assets) Increases 52.4%
Revenue Increases 73.7%;
Revenue Less Repair Payments Increases 48.5%,
Over the Prior Fiscal Year
Guidance for Fiscal 2008 Indicates Continued Momentum
MUMBAI, INDIA, and NEW YORK, May 14, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced strong results for the fiscal fourth quarter and fiscal year ended March 31, 2007, and provided its guidance for the 2008 fiscal year.
“At the end of our first fiscal year as a public company, I am pleased to report that we have shown strong growth in revenue less repair payments of 48.5%. This is well ahead of the overall market growth rate of 32% according as estimated by Nasscom” said Neeraj Bhargava, Group Chief Executive Officer. ”Not only is our revenue engine powerful, we also achieved the higher end of our target net income range for the year. Also, our fourth quarter was very strong on both revenue growth and margins and the growth in particular, strengthens our confidence in achieving next year’s targets.”
WNS recorded net income of $26.6 million for fiscal 2007. Further, it announced that net income excluding amortization of intangible assets and share-based compensation expense was $32.2 million for the year, which was at the higher end of its guidance range of $30.5 million to $32.5 million.
“The profitability from our incremental revenue allowed us to met the higher end of our revenue guidance, despite a higher provision for income taxes and a higher national insurance contribution expense” said Zubin Dubash, Group Chief Financial Officer. “The higher national insurance contribution expense was driven by a large number of our UK employees exercising their stock options upon expiration of the post IPO lock-up period.”
Financial Highlights: Fourth Quarter Ended March 31, 2007
•	Quarterly revenue of $110.7 million, up 109.1% from the corresponding quarter last year.
•	Quarterly revenue less repair payments of $64.0 million, up 54.5% from the corresponding quarter last year.
•	Quarterly net income of $8.9 million, up 140.8% from the corresponding quarter last year.
•	Quarterly net income (excluding share-based compensation expense and amortization of intangible assets) of $10.6 million, up 140.1% from the corresponding quarter last year.
•	Quarterly basic income per ADS of 22 cents, up from 10 cents for the corresponding quarter last year.
•	Quarterly basic income per ADS (excluding share-based compensation expense and amortization of intangible assets) of 26 cents, up from 13 cents for the corresponding quarter last year.
Financial Highlights: Fiscal Year Ended March 31, 2007
•	Revenue of $352.3 million, up 73.7% from fiscal 2006.
•	Revenue less repair payments of $219.7 million, up 48.5% from fiscal 2006.
•	Net income of $26.6 million, up 45.0% from fiscal 2006.
•	Net income (excluding share-based compensation expense and amortization of intangible assets) of $32.2 million, up 52.4% from fiscal 2006.
•	Basic income per ADS of 69 cents, up from 56 cents for fiscal 2006.
•	Basic income per ADS (excluding share-based compensation expense and amortization of intangible assets) of 83 cents, up from 64 cents for fiscal 2006.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Announcements
•	As announced today, the acquisition of Marketics Technologies was completed on May 9, 2007.
•	Anish Nanavaty will take over the position of CEO — WNS Knowledge Services from Amit Bhatia. Mr. Nanavaty has been with WNS for five years and has played a key role in establishing the company’s presence in the North American market. Over the last three years, he has focused on building WNS’ travel sector focused business, leading several key client relationships. Prior to joining WNS, Mr. Nanavaty spent 10 years as a strategy consultant with The Monitor Group and Mars & Company in the US and India. Mr. Bhatia will move on to focus on talent management issues as part of the CEO’s office.
•	Under the leadership of Akos Csernus, a new hire with a track record of working in the outsourcing industry in Europe with Genpact and PwC Consulting, WNS will set-up a new delivery facility in Bucharest, Romania with an initial capacity of

125 seats. This facility is expected to be commissioned by the second half of fiscal 2008.
Fiscal 2008 Guidance
WNS also provided its guidance for the fiscal year ending March 31, 2008:
•	The guidance assumes an exchange rate of 42 Indian Rupees to 1 US Dollar and 2.00 US Dollars to 1 Pound Sterling
•	Revenue less repair payments expected to be between $302 million and $307 million representing a growth of between 37.5% and 39.7%. This guidance conservatively assumes the loss of revenue from January 2008 related to a Build-Operate-Transfer contract if the client exercises the transfer option in December 2007.
•	Net income (excluding share-based compensation expense and amortization of intangible assets) is expected to be between $41.0 million to $ 43.0 million. This represents a growth of between 27.5% and 33.7%, despite the significant appreciation of the Indian Rupee
•	Our net income (excluding share-based compensation expense and amortization of intangible assets) guidance includes a loss of approximately $1.7 million expected from our new Eastern European facility announced today
“Our analysis indicates that for every 1% depreciation/appreciation in the US dollar against the Indian rupee, our net income margins (excluding share-based compensation expense and amortization of intangible assets) will decrease/increase by approximately 0.5% for fiscal 2008.” said Zubin Dubash, Group Chief Financial Officer. “Similarly, for every 1% depreciation/appreciation in the US dollar against the Pound Sterling, our net income margins (excluding share-based compensation expense and amortization of intangible assets) will increase/decrease by approximately 0.3% for fiscal 2008.”
Conference call
WNS will host a conference call on May 15, at 8 a.m. (EST) to discuss the company’s quarterly and fiscal year results. To participate, callers can dial 800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836. A replay will be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.

Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
The amounts invoiced to WNS clients for payments made by WNS to third-party repair centers are reported as revenue. As the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.
WNS believes revenue less repair payments reflects more accurately the value addition of the business process services it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with U.S. GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended		Year ended
	March 31, 2007	March 31, 2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	March 31, 2006

Revenue	110,671	52,920	352,286	202,809
Cost of Revenue [refer to note (a) below]	85,157	37,323	271,174	145,731
Gross Profit	25,514	15,597	81,112	57,078
Operating expenses:
Selling, general and administrative expenses [refer to note (b) as below]	16,280	11,367	52,461	36,346
Amortization of intangible assets	456	508	1,896	856
Operating income	8,778	3,722	26,755	19,876
Other income, net	1,251	277	2,500	456
Interest expense	—	(54)	(100)	(429)
Income before income taxes	10,029	3,945	29,155	19,903
Provision for income taxes	(1,156)	(261)	(2,574)	(1,574)
Net income	8,873	3,685	26,581	18,329
Basic income per share	$0.22	$0.10	$0.69	$0.56
Diluted income per share	$0.21	$0.10	$0.65	$0.52
Basic weighted average ordinary shares outstanding	40,866,567	35,174,350	38,608,188	32,874,299
Diluted weighted average ordinary shares outstanding	42,796,992	37,724,432	41,120,497	35,029,766

Note:
Includes the following share-based compensation amounts:
(a) Cost of Revenue	465	127	995	127
(b) Selling, general and administrative expenses	819	101	2,688	1,795
Non-GAAP measure note:
In addition to its reported operating results in accordance with U.S. generally accepted accounting principles (US GAAP). WNS has included in the table below non-GAAP operating measures that the Securities and Exchange Commission defines as “non-GAAP financial measures”. Management believes that such non-GAAP financial measures, when read in conjunction with the company’s reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company’s results. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

			Amount in
			thousands
	Three months ended		Year ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Revenue less repair payments (Non-GAAP)	64,034	41,444	219,700	147,906
Add: Payments to repair centers	46,637	11,476	132,586	54,903
Revenue (GAAP)	110,671	52,920	352,286	202,809
Reconciliation of cost of revenue (non-GAAP to GAAP)

			Amount in
			thousands
	Three months ended		Year ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Cost of revenue (Non-GAAP)	38,520	25,847	138,588	90,828
Add: Payments to repair centers	46,637	11,476	132,586	54,903
Cost of revenue (GAAP)	85,157	37,323	271,174	145,731
Reconciliation of selling, general and administrative expense excluding share-based compensation expense (non-GAAP) to selling, general and administrative expense (GAAP)

			Amount in
			thousands
	Three months ended		Year ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Selling, general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	15,461	11,266	49,773	34,551
Add: Share-based compensation expense	819	101	2,688	1,795
Selling, general and administrative expenses (GAAP)	16,280	11,367	52,461	36,346

Reconciliation of operating income excluding share-based compensation and amortization of intangible assets (non-GAAP) to operating income (GAAP)

			Amount in
			thousands
	Three months ended		Year ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Operating income (excluding share-based compensation and amortization of intangible assets) (Non-GAAP)	10,518	4,458	32,334	22,654
Less: Share-based compensation expense	1,284	228	3,683	1,922
Less: Amortization of intangible assets	456	508	1,896	856
Operating income (GAAP)	8,778	3,722	26,755	19,876
Reconciliation of net income excluding share-based compensation expense and amortization of intangible assets (non-GAAP) to net income (GAAP)

			Amount in
			thousands
	Three months ended		Year ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Net income (excluding share-based compensation and amortization of intangible assets) (Non-GAAP)	10,612	4,421	32,160	21,107
Less: Share-based compensation expense	1,284	228	3,683	1,922
Less: Amortization of intangible assets	456	508	1,896	856
Net income (GAAP)	8,872	3,685	26,581	18,329

Reconciliation of basic income per ADS (excluding amortization of intangibles assets and share-based compensation expense) to basic income per ADS (non-GAAP to GAAP)

	Three months ended		Year ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Basic income per ADS (excluding amortization of intangible assets and share based compensation expense) (Non-GAAP)	0.26	0.13	0.83	0.64
Less: Adjustments for amortization of intangible assets and share-based compensation expense	0.04	0.03	0.14	0.08
Basic income per ADS (GAAP)	0.22	0.10	0.69	0.56
Reconciliation of diluted income per ADS (excluding amortization of intangibles assets and share-based compensation expense) to diluted income per ADS (non-GAAP to GAAP)

	Three months ended		Year ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

Diluted income per ADS (excluding amortization of intangible assets and share based compensation expense) (Non-GAAP)	0.25	0.12	0.78	0.60
Less: Adjustments for amortization of intangible assets and share-based compensation expense	0.04	0.02	0.13	0.08
Diluted income per ADS (GAAP)	0.21	0.10	0.65	0.52

WNS (HOLDINGS) LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	March 31, 2007	March 31, 2006
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$112,340	$18,549
Bank deposits	12,000	—
Accounts receivable, net of allowance of $364 and $373, respectively	40,340	25,976
Accounts receivable — related parties	252	2,105
Funds held for clients	6,589	3,047
Employee receivables	1,289	922
Prepaid expenses	2,162	1,225
Prepaid income taxes	4,526	2,488
Deferred tax assets	—	353
Other current assets	4,524	2,730

Total current assets	184,022	57,395

Goodwill	37,356	33,774
Intangible assets, net	7,091	8,713
Property and equipment, net	41,830	30,623
Deposits	3,081	2,990
Deferred tax assets	3,802	1,308

TOTAL ASSETS	277,182	$134,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	18,505	$22,238
Accounts payable — related parties	246	836
Accrued employee costs	18,492	11,173
Deferred revenue	14,878	8,994
Income taxes payable	1,389	726
Obligations under capital leases — current	13	184
Deferred tax liabilities	—	368
Other current liabilities	16,239	8,781

Total current liabilities	69,762	53,300

Obligation under capital leases — non current	—	2
Deferred rent	1,098	824
Accrued employee cost	771	163
Deferred tax liabilities — non current	23	2,350

Shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value Authorized: 50,000,000 shares and 40,000,000 shares, respectively
Issued and outstanding: 41,842,879 and 35,321,511 shares, respectively	6,519	5,290
Additional paid-in-capital	154,952	62,228
Ordinary shares subscribed, 30,022 and 4,346 shares, respectively	137	10
Retained earnings	30,685	4,104
Deferred share-based compensation	—	(582)
Accumulated other comprehensive income	13,235	7,114

Total shareholders’ equity	205,528	78,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$277,182	$134,803